 Exhibit 99.1

NexGen Receives Review Comments on Rook I Project Environmental Impact Statement

VANCOUVER, BC, Dec. 1, 2022 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce another significant milestone in the advancement of regulatory approvals for the 100% owned Rook I Project ("Rook I" or the "Project") with the receipt of Federal technical and public review comments and Provincial technical review comments on the Rook I draft Environmental Impact Statement ("EIS").

The Federal draft EIS review process, coordinated by the Canadian Nuclear Safety Commission ("CNSC"), included both technical and public review. Receipt of the Federal review comments follows successful completion of the 90-day Federal public review period that ended on October 12, 2022 (see News Release dated July 15, 2022).

In parallel to the CNSC-coordinated Federal technical and public review, the Saskatchewan Ministry of Environment ("ENV") completed coordination of a Provincial technical review of the draft EIS. Provincial technical review comments were received in September 2022. With receipt of the Federal (technical and public) and Provincial (technical) review comments, NexGen has commenced a review of comments and response activities and preparation of the final EIS for submission to the ENV and CNSC in Q1 2023.

Further, as part of the integrated Federal Environmental Assessment ("EA") and licensing process that commenced for the Project in 2019, NexGen has scheduled submission of the remaining final, complete licence application documents to the CNSC in December 2022. These remaining documents build on the final, complete aspects of the licence application package submitted to the CNSC in December 2021 which were positively received.

Historical Key Environmental Assessment and Licensing Dates:

  April 2019: Submission of EA Project Description / commencement of Licence application
  December 2021: Submission of initial portion of complete Licence Application documents to CNSC,
  May 2022: Submission of draft EIS to the ENV and CNSC
  July 2022: CNSC completion of draft EIS conformity review
  September 2022: Receipt of Provincial technical review comments on draft EIS
  November 2022: Receipt of Federal technical and public review comments on draft EIS

Leigh Curyer, Chief Executive Officer commented: "The receipt of the Federal review comments following the draft EIS technical and public review as well as the Provincial technical review is a substantial advancement in the elite, rigorous, and transparent regulatory approval process for the Rook I Project. We are extremely pleased with the result of the technical review by both the CNSC and ENV. It has met the objective NexGen set out to achieve and reflects the many years of dedicated focus, commitment and expertise by the NexGen team in advancing the generational Rook I Project. We look forward to the next stage and simultaneously working in lock-step with Indigenous and community partners towards the final EIS submission to culminate in a Provincial EA approval and CNSC commission hearing. Further, I would like to thank our Indigenous and community partners for their commitment and collaboration to this important process.

Further, NexGen is well advanced in the completion of Front-End Engineering Design and has commenced critical path detailed engineering in parallel with the permitting and licensing advancements."

The EIS represents the collection of reports that document NexGen's EA of the Project. NexGen conducted the EA pursuant to The Environmental Assessment Act of Saskatchewan and the Canadian Environmental Assessment Act, 2012 (collectively the "Acts"). The information and analysis conducted and submitted in the EIS represent the basis against which the environmental, social, and human health effects of the Project will be evaluated by the ENV and CNSC.

Through a cooperative Provincial-Federal EA process, the ENV and CNSC will share information and work to reduce regulatory duplication, while providing a comprehensive EA process in accordance with the separate requirements that apply and must be satisfied with respect to the Acts, regulations, and guidelines in place for each of the respective jurisdictions.

About NexGen

NexGen is a British Columbia corporation focused on the development of the Rook I Project located in the southwestern Athabasca Basin, Saskatchewan, Canada, into production. The Rook I Project is supported by a NI 43-101 compliant Feasibility Study which outlines elite environmental performance as well as industry leading economics. Rook I hosts the Arrow Deposit that hosts Measured Mineral Resources of 209.6 M lbs of U3O8 contained in 2.18 M tonnes grading 4.35% U3O8, Indicated Mineral Resources of 47.1 M lbs of U3O8 contained in 1.57 M tonnes grading 1.36% U3O8, and Inferred Mineral Resources of 80.7 M lbs of U3O8 contained in 4.40 M tonnes grading 0.83% U3O8.

NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production. The Company is the recipient of the 2018 PDAC Bill Dennis Award for Canadian mineral discovery and the 2019 PDAC Environmental and Social Responsibility Award.

www.nexgenenergy.ca

Technical Disclosure

All technical information in this news release has been reviewed and approved by Kevin Small, P.Eng., NexGen's Senior Vice President Engineering and Operations, a qualified person under National Instrument 43-101.

A technical report in respect of the FS is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies.   Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated  February 25, 2022 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/December2022/01/c6301.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nxe-energy.ca; Travis McPherson, Senior Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nxe-energy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 01-DEC-22